Mail Stop 4561
via fax: (609) 810-7447

September 15, 2009

Mr. Vikram Gulati
Chief Executive Officer
Intelligroup, Inc.
5 Independence Way
Suite 220
Princeton, NJ 08540

   Re: **Intelligroup, Inc.**
      Form 10-K for the Fiscal Year Ended December 31, 2008
      Filed March 20, 2009
      File No. 0-20943

Dear Mr. Gulati:

  We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

               Sincerely,

               Kathleen Collins
               Accounting Branch Chief